(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Avery Communications, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2700 Patriot Boulevard, Suite 150

Address of Principal Executive Office (Street and Number)

Glenview, Illinois 60025

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Avery could not complete its filing on Form 10-K for the period ended December 31, 2002 due to the pending resolution of the review by the accounting staff of our previous Exchange Act reports. This delay was caused by our continued discussions with the staff regarding the accounting treatment of a prior spin-off transaction. The resolution of this issue will materially impact the preparation of the financial statements to be included in the Form 10-K for the period ended December 31, 2002. This delay could not be eliminated by the Company without unreasonable effort and expense. The Company’s Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar date following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas C. Ratchford (Name)	(847) (Area Code)	832-0077 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Avery Communications, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2003	By	/s/ Thomas C. Ratchford
Name: Thomas C. Ratchford Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).